    EXHIBIT 99.3

Hydrogenics Corporation

Second Quarter 2014 Consolidated Financial Statements and Results of Operations

Hydrogenics Corporation

Hydrogenics Corporation
Consolidated Interim Balance Sheets
(in thousands of US dollars)
(unaudited)

	June 30 2014	December 31 2013

Assets
Current assets
Cash and cash equivalents	$16,658	$11,823
Restricted cash (note 15)	1,098	635
Trade and other receivables	8,015	5,391
Inventories (note 4)	18,196	12,821
Prepaid expenses	1,115	979
	45,082	31,649
Non-current assets
Restricted cash (note 15)	1,117	1,389
Property, plant and equipment	1,894	1,684
Intangible assets	156	100
Goodwill	5,216	5,248
	8,383	8,421
Total assets	$53,465	$40,070
Liabilities
Current liabilities
Trade and other payables (note 5)	$13,923	$13,193
Warranty provisions (note 6)	2,040	1,912
Deferred revenue	8,371	6,348
Warrants (note 8)	-	1,075
	24,334	22,528
Non-current liabilities
Other non-current liabilities (note 7)	3,883	3,095
Non-current warranty provisions (note 6)	1,186	981
Non-current deferred revenue	6,670	7,305
Total liabilities	36,073	33,909
Equity
Share capital (note 8)	348,251	333,312
Contributed surplus	18,681	18,449
Accumulated other comprehensive loss	(316)	(249)
Deficit	(349,224)	(345,351)
Total equity	17,392	6,161
Total equity and liabilities	$53,465	$40,070

Contingencies and guarantees (notes 13 and 15)

Douglas Alexander Chairman	Don Lowry Director

The accompanying notes form an integral part of these consolidated interim financial statements.

Second Quarter 2014 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Consolidated Interim Statements of Operations and Comprehensive Loss
(in thousands of US dollars, except share and per share amounts)
(unaudited)

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
		As Revised (Note 2)		As Revised (Note 2)
Revenues	$10,723	$9,786	$18,782	$22,177
Cost of sales	7,483	7,036	13,624	15,551
Gross profit	3,240	2,750	5,158	6,626

Operating expenses
Selling, general and administrative expenses (note 9)	1,979	4,875	6,546	8,497
Research and product development expenses (note 10)	915	926	1,831	1,786
	2,894	5,801	8,377	10,283
Gain (Loss) from operations	346	(3,051)	(3,219)	(3,657)

Finance income (expenses)
Interest income	1	-	3	7
Interest expense	(133)	(94)	(267)	(186)
Foreign currency gains	-	239	148	354
Foreign currency losses	(298)	(87)	(357)	(299)
Other finance gains (losses), net (note 11)	(41)	(1,185)	(181)	(1,536)
Finance income (loss), net	(471)	(1,127)	(654)	(1,660)

Loss before income taxes	(125)	(4,178)	(3,873)	(5,317)
Income tax expense	-	-	-	-
Net loss for the period	(125)	(4,178)	(3,873)	(5,317)

Items that will be reclassified subsequently to net loss:
Exchange differences on translating foreign operations	(62)	196	(67)	(102)
Comprehensive loss for the period	$(187)	$(3,982)	$(3,940)	$(5,419)

Net loss per share
Basic and diluted (note 12)	$(0.01)	$(0.49)	$(0.41)	$(0.65)

Weighted average number of common shares outstanding (note 12)	9,605,220	8,542,637	9,340,843	8,194,937

The accompanying notes form an integral part of these consolidated interim financial statements.

Second Quarter 2014 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Consolidated Interim Statements of Changes in Equity
(in thousands of US dollars, except share and per share amounts)
(unaudited)

	Common shares		Contributed		Accumulated other comprehensive	Total
	Number	Amount	surplus	Deficit	loss	equity
Balance at December 31, 2012 As Revised (Note 2)	7,775,540	$323,513	$17,995	$(336,443)	$(758)	$4,307
Net loss	-	-	-	(5,317)		(5,317)
Other comprehensive loss	-	-	-		(101)	(101)
Total comprehensive loss	-	-	-	(5,317)	(101)	(5,418)
Issuance of common shares (note 8)	1,146,254	8,710	-	-	-	8,710
Issuance of common shares on exercise of stock options (note 9)	40,767	411	(150)	-	-	261
Stock-based compensation expense (note 9)	-	-	341	-	-	341
Balance at June 30, 2013 As Revised (Note 2)	8,962,561	$332,634	$18,186	$(341,760)	$(859)	$8,201

Balance at December 31, 2013	9,017,617	$333,312	$18,449	$(345,351)	$(249)	$6,161
Net loss	-	-	-	(3,873)	-	(3,873)
Other comprehensive loss	-	-	-	-	(67)	(67)
Total comprehensive loss	-	-	-	(3,873)	(67)	(3,940)
Issuance of common shares (note 8)	1,057,144	14,768	-	-	-	14,768
Issuance of common shares on exercise of stock options (note 9)	14,135	171	(61)	-	-	110
Stock-based compensation expense (note 9)	-	-	293	-	-	293
Balance at June 30, 2014	10,088,896	$348,251	$18,681	$(349,224)	$(316)	$17,392

The authorized share capital of the Corporation consists of an unlimited number of common shares, with no par value, and an unlimited number of preferred shares in series, with no par value.

The accompanying notes form an integral part of these consolidated interim financial statements.

Second Quarter 2014 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Consolidated Interim Statements of Cash Flows
(in thousands of US dollars)
(unaudited)

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
		As Revised (Note 2)		As Revised (Note 2)
Cash and cash equivalents provided by (used in):
Operating activities
Net loss for the period	$(125)	$(4,178)	$(3,873)	$(5,317)
Increase (decrease) in restricted cash	62	340	(191)	115
Items not affecting cash:
Amortization and depreciation	178	204	318	402
Other finance losses (gains), net (note 11)	41	1,185	181	1,536
Unrealized foreign exchange (gains) losses	4	(30)	90	81
Stock-based compensation (note 9)	157	166	293	341
Portion of borrowings recorded as a reduction from research and development expenses (note 7(i))	(118)	-	(118)	-
Accreted non-cash interest (note 7)	115	82	233	171
Payment of post-retirement benefit liability (note 7)	(21)	(22)	(45)	(49)
Liabilities for compensation indexed to share price	(969)	1,811	592	2,212
Net change in non-cash working capital (note 17)	(4,126)	(331)	(6,097)	(6,424)
Cash used in operating activities	(4,802)	(773)	(8,617)	(6,932)

Investing activities
Proceeds from disposals	-	-	9	-
Purchase of property, plant and equipment	(219)	(349)	(525)	(538)
Purchase of intangible assets	-	-	(80)	-
Cash used in investing activities	(219)	(349)	(596)	(538)

Financing activities
Repayment of repayable government contributions (note 7)	(339)	(250)	(389)	(250)
Proceeds of borrowings, net of transaction costs (note 7(i))	854		854
Proceeds of operating borrowings	-	-	-	1,412
Repayment of operating borrowings	(1,722)	(1,412)	-	(1,412)
Common shares issued and warrants exercised, net of issuance costs (note 8)	13,552	6,811	13,661	7,234
Cash provided by financing activities	12,345	5,149	14,126	6,984

Effect of exchange rate fluctuations on cash and cash equivalents held	(9)	135	(77)	(189)

Increase (Decrease) in cash and cash equivalents during the period	7,315	4,162	4,836	(675)
Cash and cash equivalents - Beginning of period	9,344	8,183	11,823	13,020
Cash and cash equivalents - End of period	$16,659	$12,345	$16,659	$12,345

Supplemental disclosure
Income taxes paid	$-	$-	$-	$-
Interest paid	1	1	4	1

The accompanying notes form an integral part of these consolidated interim financial statements.

Second Quarter 2014 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Note 1.  Description of Business

Hydrogenics Corporation and its subsidiaries (“Hydrogenics” or the “Corporation”) design, develop and manufacture hydrogen generation products based on water electrolysis technology, and fuel cell products based on proton exchange membrane (“PEM”) technology. The Corporation has manufacturing plants in Canada and Belgium, a satellite facility in Germany, and a branch office in Russia. Its products are sold throughout the world.

The Corporation is incorporated and domiciled in Canada. The address of the Corporation’s registered head office is 220 Admiral Boulevard, Mississauga, Ontario, Canada.  The Corporation is a public corporation and its shares trade under the symbol “HYG” on the Toronto Stock Exchange and under the symbol “HYGS” on the NASDAQ.

Note 2.  Basis of Preparation, Summary of Significant Accounting Policies, Judgments and Estimation Uncertainty

These consolidated interim financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of consolidated interim financial statements, including International Accounting Standard (“IAS”) 34.

These consolidated interim financial statements were approved for issue by the Board of Directors of the Corporation on July 29, 2014.

The accounting policies applied in these consolidated interim financial statements are consistent with those disclosed in Note 2 to the annual consolidated financial statements for the year ended December 31, 2013.

There were no standards adopted by the Corporation for the first time for the financial year beginning on or after January 1, 2014 that have a material impact on the Corporation.

The preparation of consolidated interim financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated interim financial statements and notes to the consolidated interim financial statements. These estimates are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. Significant areas requiring the Corporation to make estimates include revenue and gross profit recognition, warranty provisions, and the long-term debt.

The significant accounting judgments and estimation uncertainties used in the preparation of these consolidated interim financial statements should be read in conjunction with the consolidated annual financial statements for the year ended December 31, 2013 and the notes thereto.

Out of period adjustments

In connection with the preparation of the Corporation’s consolidated financial statements for the year ended December 31, 2013, adjustments were identified relating to prior periods. The out of period errors identified relate to several items that are individually immaterial and the impact on each financial statement line is summarized in the tables below.

The Corporation assessed the errors and concluded that the related amounts were not material to any of its previously issued financial statements, either individually or in the aggregate.  However, the Corporation elected to revise its previously issued consolidated financial statements to correct the effect of these errors. This non-cash revision does not impact cash flows for any prior period.

Second Quarter 2014 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

The following tables present the effect of this correction on the Corporation’s Consolidation Statements of Operations and Comprehensive loss and Consolidated Statements of Cash Flow:

	For the three months ended June 30, 2013
	As previously reported	Adjustment	As revised
(unaudited)
Revenue	$9,771	$15	$9,786
Cost of sales	7,205	(168)	7,037
Research and product development expenses	1,080	(154)	926
Net loss	4,516	(338)	4,178
Net loss per share	$(0.53)	$(0.04)	$(0.49)

	For the six months ended June 30, 2013
	As previously reported	Adjustment	As revised
(unaudited)
Revenue	$22,083	$94	$22,177
Cost of sales	15,975	(425)	15,551
Research and product development expenses	2,018	(232)	1,786
Net loss	6,067	(750)	5,317
Net loss per share	$(0.74)	$(0.09)	$(0.65)

Note 3. Accounting Standards Issued But Not Yet Applied

IFRS 9, Financial Instruments, was issued in November 2009 and addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model with only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments. Such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income (“OCI”). Where equity instruments are measured at fair value through OCI, dividends are recognized in profit or loss to the extent they do not clearly represent a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated OCI indefinitely.

Second Quarter 2014 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Requirements for financial liabilities were added to IFRS 9 in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in OCI. In January 2012, the effective date was revised to January 1, 2015 with earlier application permitted. The Corporation has not yet assessed the impact of this standard and amendments or determined whether it will early adopt them.

IFRS 9 was amended In November 2013, to (i) include guidance on hedge accounting, (ii) allow entities to early adopt the requirement to recognize changes in fair value attributable to changes in an entity’s own credit risk, from financial liabilities designated under the fair value option, in OCI (without having to adopt the remainder of IFRS 9) and (iii) remove the previous mandatory effective date of January 1, 2015, although the standard is available for early adoption.

On May 28, 2014, the IASB issued the final revenue standard, IFRS 15 Revenue from Contracts with Customers, which will replace IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfer of Assets from Customers, and SIC 31 Revenue - Barter Transactions Involving Advertising Services.
The new standard will be mandatorily effective for fiscal years beginning on or after January 1, 2017, and interim periods within that year. Earlier application is permitted. The Corporation is analyzing the new standard to determine its impact on the Corporation’s balance sheet and statement of operations.

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Corporation.

Note 4. Inventories

	June 30 2014	December 31 2013
Raw materials	$9,119	$8,036
Work-in-progress	8,537	4,533
Finished goods	540	252
	$18,196	$12,821

During the six months ended June 30, 2014, the Corporation recorded inventory obsolescence provisions as follows:

	Six months ended June 30
	2014	2013
At January 1	$1,011	$1,267
Write downs during the period, net of recoveries	51	(46)
Foreign exchange revaluation	(3)	(3)
At June 30	$1,059	$1,218

Second Quarter 2014 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Previously recorded inventory obsolescence provisions were reversed as a result of subsequent recoveries in net realizable value.

Note 5. Trade and Other Payables

Accounts payable and accrued liabilities are as follows:

	June 30 2014	December 31 2013
Trade accounts payable	$6,310	$3,115
Accrued payroll and related compensation	2,852	3,871
Liabilities for compensation plans indexed to share price	2,302	1,402
Supplier accruals	1,386	3,182
Current portion of repayable government contributions	224	465
Accrued professional fees	125	270
Current portion of post-retirement benefit liability	94	83
Other	630	805
	$13,923	$13,193

Note 6. Warranty Provisions

Changes in the Corporation’s aggregate warranty provision are as follows:

	Six months ended June 30,
	2014	2013
At January 1	$2,893	$1,808
Additional provisions	1,420	762
Utilized during the period	(899)	(158)
Unused amounts reversed	(175)	(290)
Foreign exchange differences	(13)	(14)
At June 30	$3,226	$2,108

	June 30 2014	December 31 2013
Current provision	$2,040	$1,912
Long term provision	1,186	981
Total provision	$3,226	$2,893

Second Quarter 2014 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Note 7. Other Non-current Liabilities

Other non-current liabilities are as follows:

	June 30 2014	December 31 2013
Long-term debt (i)	$3,186	$2,260
Non-current post-retirement benefit liability (ii)	250	309
Non-current repayable government contributions (iii)	447	526
	$3,883	$3,095

(i)	Long-term debt

In 2011, the Corporation entered into a loan agreement with the Province of Ontario’s Ministry of Economic Development and Trade, Strategic Jobs and Investment Fund for funding up to CA$6,000. Each draw on the loan is calculated based on 50% of eligible costs to a maximum of CA$1,500 per disbursement. Eligible costs must be incurred between October 1, 2010 and September 30, 2015.

The maturity date of the loan is ten years from the date of the first disbursement. The loan will be interest free for the first five years, commencing on the first day of the month following the date of the first disbursement, if certain criteria are met, such as the retention and creation of a specified number of jobs. After this five-year period, the loan will bear interest at a rate of 3.67%, if all criteria have been met, and will require repayment at a rate of 20% per year of the outstanding balance for the next five years. If the criteria are not met, the loan will bear interest at a rate of 5.67% per annum for the entire term of the loan commencing from the first disbursement. At the project completion date of September 30, 2015, the outstanding amount of the loan is subject to accelerated repayment in an amount based on the percentage shortfall of actual expenditures incurred to date compared to the contractual minimum. Such amount will be immediately repayable with interest calculated from the date of the last disbursement at a rate of 5.67%.

The change in carrying value of this liability for the six months ended June 30 was as follows:

	Six months ended June 30
	2014	2013
At January 1	$2,260	$1,288
Draw downs during the period	735	-
Interest accretion during the period	96	98
Foreign exchange revaluation	95	(65)
At June 30	$3,186	$1,321

(ii)	Post-retirement benefit liability

The liability, which is unfunded and payable in Canadian dollars, is a defined benefit plan to be paid to a beneficiary.

The present value of the unfunded obligation recognized in the consolidated interim balance sheets at June 30, 2014, including the current portion, is $344 (December 31, 2013 - $392).

Second Quarter 2014 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

(iii)	Repayable government contributions

The Corporation has received government contributions related to certain historical research and development projects. In 1998, Stuart Energy Systems Corporation (“Stuart Energy”) entered into an agreement (the “TPC Agreement”) with Technologies Partnerships Canada (“TPC”), a program of Industry Canada to develop and demonstrate hydrogen fleet fuel appliances.

In January 2011, with respect to the TPC Agreement, the Corporation entered into an amended agreement (the “Amendment”) with Industry Canada. Under the terms of the Amendment, a total of CA$1,500 will be paid to Industry Canada in quarterly instalments which commenced in January 2011 and will continue until September 2017. An additional payment of 3% of the net proceeds of all equity instrument financing transactions completed by the Corporation on or before  September 30, 2017 or the sum of CA$800, whichever will be the lesser amount, will be paid to Industry Canada (“the Contingent Amount”).

The Amendment was not determined to be a significant modification of the TPC Agreement for accounting purposes. Accordingly, as at the date of the Amendment, the carrying value of the liability was adjusted to $1,158, determined by taking the net present value of the CA$1,500 due in accordance with the Amendment plus $285, which represented the Corporation’s best estimate of the Contingent Amount, using the effective interest rate inherent in the original TPC Agreement of 14%.

The change in carrying value of this liability for the six months ended June 30 was as follows:

	Six months ended June 30
	2014	2013
At January 1	$990	$1,130
Repayments during the period	(389)	(250)
Interest accretion during the period	61	73
Foreign exchange revaluation	(31)	(53)
Fair value (gain) loss	40	(80)
At June 30	$671	$820

Fair value gains and losses have been recorded in other finance gains and losses, net of interest expense.

The values of the liability as at June 30, 2014 and December 31, 2013 were $671 and $990, of which the current portions of $224 and $465 were included in trade and other payables, respectively. The company has paid CA$800 to date under the 3% contingent payment provisions described above, which is the maximum under the agreement.

Second Quarter 2014 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Note 8. Share Capital

	June 30, 2014		June 30, 2013
Common shares	Number	Amount	Number	Amount
Balance at January 1	9,017,617	$333,312	7,775,540	$323,513
Share offering	1,000,000	13,551	891,250	6,145
Warrants exercised	57,144	1,217	255,004	2,565
Stock options exercised (note 9)	14,135	171	40,767	411
Balance at June 30	10,088,896	$348,251	8,962,561	$332,634

Common Share issuance

On May 13, 2014 the Company and CommScope, Inc. of North Carolina (“CommScope”) entered into an underwriting agreement with Canaccord Genuity, Craig-Hallum Capital Group LLC and Roth Capital Partners, LLC to issue 1,500,000 common shares of the Company (1,000,000 from Treasury and 500,000 secondary shares by CommScope) at a price of $15 per share. The underwriters also retained an overallotment of 225,000 shares that could be issued at any time during the 30 days following the closing of the offering. On May 16, 2014 the Company issued 1,000,000 shares for gross proceeds of $15,000. Net proceeds after underwriting fees and expenses were $13,551.

On April 30, 2013 the Company entered into an underwriting agreement with Roth Capital to issue 775,000 common shares of the Company at an issue price of $7.75 per share. Roth Capital also retained an overallotment of 116,250 shares that could be issued at any time on the ensuing 30 days. On May 3, 2013 the Company issued 891,250 shares for gross proceeds of $6,907 inclusive of the overallotment. Net proceeds after underwriting fees and expenses were $6,145.

Agreement with Enbridge Inc.

On April 20, 2012, the Corporation entered into the Subscription Agreement and a joint development agreement with Enbridge, a North American leader in delivering energy. Under the terms of the joint development agreement, the Corporation and Enbridge will jointly develop utility scale energy storage. Under the terms of the Subscription Agreement, Enbridge purchased from Hydrogenics 1,082,251 common shares at CA$4.62 per share for an aggregate purchase price of CA$5,000.  Pursuant to the terms of the Subscription Agreement, the Corporation will use a portion of the proceeds to develop utility scale energy storage. The Corporation incurred issuance costs of $190 in connection with common shares issued under the Subscription Agreement.

The Subscription Agreement provides, among other things, that Enbridge will have certain participation rights and, subject to certain ownership requirements, will have the right to appoint one non-voting observer to the Board of Directors of Hydrogenics.

Strategic Alliance with CommScope Inc.

On August 9, 2010, the Corporation entered into a strategic alliance with CommScope Inc. (“CommScope”), a global leader in infrastructure solutions for communications networks, for the development and distribution of specialized fuel cell power systems and included an equity investment in the Corporation.

Second Quarter 2014 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Under the agreement, CommScope purchased from the Corporation 2,186,906 common shares on a private placement basis in four tranches for an aggregate purchase price of $8,500.

Subject to the maintenance of certain ownership requirements, CommScope has the right to have one non-voting observer on the Board of Directors of the Corporation. The Corporation and CommScope have also entered into an intellectual property licence agreement on the closing of the first tranche, wherein the Corporation granted to CommScope a licence to certain intellectual property resulting from the transaction, which is only exercisable by CommScope on the occurrence of specified events (such as the Corporation becoming insolvent or exiting the fuel cell business).

Registered direct offering

On January 14, 2010, as part of a registered direct offering, the Corporation issued 239,356 warrants (the “Series A warrants”), which are exercisable at any time until January 14, 2015, at an exercise price of $13.00 per common share. On the same day, the Corporation also issued 260,646 warrants (the “Series B warrants”) exercisable for a period of five years beginning on July 15, 2010 at an exercise price of $13.00 per common share. The terms of the warrants stipulated that the exercise price of the Series A and B warrants is to be reduced if the Corporation completes a share offering, whereby the price per common share of such an offering is lower than $13.00 per common share.  As a result of the above noted investment by CommScope on August 9, 2010, the exercise price of the Series A and B warrants was reduced to $3.68 per common share.

Key assumptions included the following:

	June 30, 2014		December 31, 2013
	Series A	Series B	Series A	Series B
Market price of common shares	-	-	-	$19.15
Risk-free interest rate	-	-	-	1.10%
Term to maturity	-	-	-	1.5 years
Volatility	-	-	-	64%

The Series A warrants were fully exercised in 2013 and the Series B warrants were fully exercised in the three months ended March 31, 2014. There are no outstanding warrants at June 30, 2014.

Cash proceeds on the warrants exercise amounted to $nil (June 30, 2013 – $828) during the six months ended June 30, 2014.

The change in fair value of outstanding warrants during the six months ended June 30, 2014 was as follows:

Second Quarter 2014 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

	Six months ended June 30
	2014	2013
At January 1	$1,075	$1,545
Fair value of warrants exercised during the period	(1,075)	(1,137)
Fair value (gain) loss upon revaluation	-	1,018
At June 30	$-	$1,426

Fair value gains and losses upon revaluation of warrants are included in other finance gains (losses), net of income tax expense.

Note 9. Stock-based Compensation

Stock option plan
Under the Hydrogenics Omnibus Incentive Plan adopted in 2012, the Corporation may issue stock options to employees, directors and consultants as part of a long-term incentive plan. Stock options were previously granted under the Corporation’s Stock Option Plan.

A summary of the Corporation’s employee stock option plan activity of the six months ended June 30 is as follows:

	2014		2013
	Number of shares	Weighted average exercise price (CA$)	Number of shares	Weighted average exercise price (CA$)
Outstanding, beginning of period	503,907	8.63	526,519	9.71

Granted	-	-	30,000	8.10
Exercised	(14,135)	8.66	(40,767)	6.71
Expired	(5,052)	160.11	(2,583)	137.48
Outstanding, end of period	484,720	7.05	513,169	9.01

012mber31 at December 31, 2012mibus Incentive Plan All options are for a term of ten years from the date of grant and vest over four years unless otherwise determined by the Board of Directors. The fair value of the stock options granted in the period was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	June 30 2014	June 30 2013
Risk-free interest rate (%)	-	1.39%
Expected volatility (%)	-	69%
Expected life (in years)	-	5.5
Expected dividends	-	$ nil

Second Quarter 2014 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Expected volatility during the six months ended June 30, 2013 was determined using the stock historical volatility for the 5.5 years prior to the date of grant, as this is the expected life of the stock option.

Stock-based compensation expense related to the stock options and PSUs of $157 and $292 for the three and six months ended June 30, 2014 is included in selling, general and administrative expenses (June, 2013 - $121 and $254). Proceeds on the exercise of options amounted to $110 for the six months ended June 30, 2014 (June 30, 2013 - $261).

Deferred Share Units (“DSUs”)

	June 30, 2014		June 30, 2013
DSU continuity schedule:	Number	Amount	Number	Amount
Balance at December 31	131,320	$2,521	124,085	$842
DSU redemptions	(49,442)	(1,472)	(805)	-
DSU compensation expense	2,396	52	4,745	47
DSU fair value adjustments	n/a	453	n/a	901
Balance at June 30	84,274	$1,554	128,025	$1,790

The Corporation recognized a compensation expense associated with DSUs issued of $505 for the six months ended June 30, 2014 (June 30, 2013 - $948). The portion relating to compensation expense for the six months ended June 30, 2014 totaled $53 (June 30, 2013 - $47), and the portion related to fair value adjustments totaled $451 (June 30, 2013 - $901). The liability amount of $1,554 (December 31, 2013 - $2,521) is included in trade and other payables. DSUs issued vest immediately on the date of issuance.

Restricted Share Units (“RSUs”)

	June 30, 2014		June 30, 2013
RSU continuity schedule:	Number	Amount	Number	Amount
Balance at December 31	46,885	$660	189,694	$859
RSU compensation expense	n/a	141	n/a	416
RSU fair value adjustments	n/a	(53)	n/a	846
Balance at June 30	46,885	$748	189,694	$2,121

During the six months ended June 30, 2014, the Corporation recognized a compensation expense of $88 (June 30, 2013 - $1,262) associated with RSUs issued under the Hydrogenics Omnibus Incentive Plan and the former RSU plan. The portion relating to compensation expense for the six months ended June 30, 2014 totaled $141 (June, 2013 - $416), and the portion related to fair value adjustments totaled ($53) (June 30, 2013 - $846). The liability amount of $748 (December 31, 2013 - $660) is included in trade and other payables.

Second Quarter 2014 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Performance Share Units (“PSUs”)

	June 30
PSU continuity schedule:	2014	2013
Balance at December 31	154,493	148,320
PSUs issued	37,827	6,173
PSUs forfeited	-	-
Balance at June 30	192,320	154,493

During the six months ended June 30, 2014, 2014, the Corporation recognized a stock-based compensation expense associated with PSUs issued under the Hydrogenics Omnibus Incentive Plan of $127 (June 30, 2013 - $87), with the offsetting increase to contributed surplus.

Note 10. Research and Product Development Expenses

Research and product development expenses are recorded net of non-repayable third party program funding received or receivable. For the three and six months ended June 30, 2014 and 2013, research and product development expenses and non-repayable program funding, which have been received, or are to be received, are as follows:

	Three months ended June 30,
	2014	2013
Research and product development expenses	$1,994	$1,357
Government research and product development funding	(1,079)	(431)
	$915	$926

	Six months ended June 30,
	2014	2013
Research and product development expenses	$3,563	$2,629
Government research and product development funding	(1,732)	(843)
	$1,831	$1,786

Note 11. Other Finance Gains and Losses, Net

Components of other finance gains and losses, net are as follows:

	Three months ended June 30,
	2014	2013
(Loss) gain from change in fair value of exercised warrants (note 8)	$-	$(461)
(Loss) gain from change in fair value of outstanding warrants (note 8)	-	(776)
(Loss) gain from change in net present value of repayable government contribution (note 7)	(41)	52
	$(41)	$(1,185)

Second Quarter 2014 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

	Six months ended June 30,
	2014	2013
(Loss) gain from change in fair value of exercised warrants (note 8)	$(142)	$(600)
(Loss) gain from change in fair value of outstanding warrants (note 8)	-	(1,018)
(Loss) gain from change in net present value of repayable government contribution (note 7)	(39)	82
	$(181)	$(1,536)

Note 12.  Net Loss Per Share

For the three and six months ended June 30, 2014, the weighted average number of common shares outstanding was 9,605,220 and 9,340,843 respectively. No effect has been given to the potential exercise of stock options and warrants in the calculation of diluted net loss per share, as the effect would be anti-dilutive.

Note 13. Contingencies

The Corporation has entered into indemnification agreements with its current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, amounts paid in settlement, and damages incurred by the directors and officers as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their service.

These indemnification claims will be subject to any statutory or other legal limitation period. The nature of the indemnification agreements prevents the Corporation from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. The Corporation has purchased directors’ and officers’ liability insurance. No amount has been recorded in the consolidated interim financial statements with respect to these indemnification agreements, as the Corporation is not aware of any claims.

In the normal course of operations, the Corporation may provide indemnification agreements, other than those listed above, to counterparties that would require the Corporation to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based on the contract. The nature of the indemnification agreements prevents the Corporation from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. No amount has been recorded in the consolidated interim financial statements with respect to these indemnification agreements, as the Corporation is not aware of any claims.

Second Quarter 2014 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Note 14. Lines of Credit and Other Loan Facilities

Operating lines of credit

At June 30, 2014, the Corporation had entered into operating lines of credit for up to 7,000 Euro, or the US equivalent of $9,588 (December 31, 2013 -  $12,019).

Pursuant to the terms of the credit facility, Hydrogenics Europe NV (the “Borrower”), a wholly owned Belgian based subsidiary, may utilize the facility for the issuance of standby letters of credit and letters of guarantee up to 7,000 Euro. The Borrower may also borrow a maximum of 75% of the value of awarded sales contracts, approved by the Belgian financial institution, to a maximum of 750 Euro, provided that sufficient room exists under the overall facility limit of 7,000 Euro. The Borrower may also borrow up to 1,250 Euro for general business purposes, provided sufficient limit exists under the overall facility limit of 7,000 Euro. At June 30, 2014, 3,319 Euro of standby letters of credit and letters of guarantee are outstanding and nil Euro has been drawn upon the operating line of credit. At June 30, 2014, the Corporation had availability of 3,681 Euro or the US equivalent of $5,042 (December 31, 2013 - $4,405).

The credit facility bears interest at a rate of EURIBOR plus 1.45% per annum and is secured by a 1,000 Euro secured first charge covering all assets of the Borrower. The credit facility contains a negative pledge precluding the Borrower from providing security over its assets. Additionally, the Borrower is required to maintain a solvency covenant, defined as equity plus current account divided by total liabilities of not less than 25%, and ensure that its intercompany accounts with Hydrogenics Corporation (“the parent Corporation”) do not fall below a defined level. At June 30, 2014, the Borrower was in compliance with these covenants.

Within the Power Systems business segment, the Corporations have an additional $2,372 (December 31, 2013 - $2,374) of operating lines of credit, for which $2,372 is outstanding, representing standby letters of credit and letters of guarantee issued by the financial institution. At June 30, 2014, the Corporation had availability of $nil (December 31, 2013 - $nil).

Other loan facilities

On September 28, 2011, the Canadian operating entity (“Hydrogenics Corporation”) entered into a loan agreement with the Province of Ontario’s Ministry of Economic Development, Strategic Jobs and Investment Fund for funding up to CA$6,000. Refer to Note 7 for further details.

The Corporation drew CA $972 on the loan during the six months ended June 30, 2014. The remaining CA$17 remains undrawn at June 30, 2014. The loan is collateralized by a general security agreement covering assets of Hydrogenics Corporation. Additionally, the Corporation is required to maintain a minimum balance of cash in CAD dollars in a Canadian financial institution at all times.

Note 15.  Guarantees

At June 30, 2014, the Corporation had outstanding standby letters of credit and letters of guarantee issued by several financial institutions that totalled $6,917 (December 31, 2013 - $7,614), with expiry dates extending to August 2017. The Corporation has restricted cash totalling $2,215 as partial security for these standby letters of credit and letters of guarantee, with $1,818 restricted in Hydrogenics Europe NV, $341 restricted in Hydrogenics Corporation, and $58 restricted within the German entity included in the Power Systems business segment. These instruments relate primarily to obligations in connection with the terms and conditions of the Corporation’s sales contracts. The standby letters of credit and letters of guarantee may be drawn on by the customer if the Corporation fails to perform its obligations under the sales contracts and the Corporation would be liable to the financial institution for the amount of the standby letter of credit or letter of guarantee in the event the instruments are drawn on.

Second Quarter 2014 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Note 16. Related Party Transactions

In the normal course of operations, the Corporation subcontracts certain manufacturing functions to a corporation owned by a relative of one of the shareholders of the Corporation. Billings by this related corporation for material totalled $46 and $81 in the three and six months ended June 30, 2014 (June 30, 2013 - $77 and $165). At June 30, 2014, the Corporation has an accounts payable balance due to this related party of $24 (December 31, 2013 - $4).

As a result of CommScope’s investments in the Corporation, CommScope is also a related party. Revenues from this related party for product were $nil and $16 in the three and six months ended June 30, 2014 (June 30, 2013 - $1,549 and $3,895).  At June 30, 2014, the Corporation has an accounts receivable balance from this related party of $nil (December 31, 2013 - $nil). Billings from this related party for product were $nil and $nil in the three and six months ended June 30, 2014 (June 30, 2013 - $nil and $nil).  At June 30, 2014, the Corporation has an accounts payable balance to this related party of $nil (December 31, 2013 - $35).

All related party transactions involve the parent company. There are no related party transactions to disclose for the subsidiaries.

Note 17.  Consolidated Interim Statements of Cash Flows

Components of the net change in non-cash working capital are as follows:

	Three months ended June 30,
	2014	2013
Decrease (increase) in current assets
Trade and other receivables	$187	$3,112
Grants receivable	-	(206)
Inventories	(1,560)	413
Prepaid expenses	215	95
Increase (decrease) in current liabilities
Trade and other payables, including warranty provision	(1,873)	(1,726)
Deferred revenue	(1,095)	(2,019)
Subtotal	$(4,126)	$(331)
Liabilities for compensation indexed to share price	(969)	1,811
	$5,095	$(1,480)

	Six months ended June 30,
	2014	2013
Decrease (increase) in current assets
Trade and other receivables	$(2,614)	$1,969
Grants receivable	-	(240)
Inventories	(5,374)	(434)
Prepaid expenses	(136)	226
Increase (decrease) in current liabilities
Trade and other payables, including warranty provision	639	(2,118)
Deferred revenue	1,388	(5,827)
Subtotal	$(6,097)	$(6,424)
Liabilities for compensation indexed to share price	592	2,212
	$(5,506)	$(4,212)

Second Quarter 2014 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Note 18.  Segmented Financial Information

The Corporation’s two reportable segments include OnSite Generation and Power Systems. Segmentation is based on the internal reporting and organizational structure, taking into account the different risk and income structures of the key products and production processes of the Corporation. Where applicable, corporate and other activities are reported separately as Corporate and Other. OnSite Generation includes the design, development, manufacture and sale of hydrogen generation products. Power Systems includes the design, development, manufacture and sale of fuel cell products.

Financial information by reportable segment for the three and six months ended June 30, 2014 and June 30, 2013 is as follows:

	Three months ended June 30, 2014
	OnSite Generation	Power Systems	Corporate and Other	Total
Consolidated Interim Statement of Operations and Comprehensive Loss:
Revenues from external customers	$7,514	$3,209	$-	$10,723
Intersegment revenue	246	49	-	295
Gross profit	2,147	1,093	-	3,240
Selling, general and administrative expenses	825	1,061	93	1,979
Research and product development expenses	390	520	5	915
Other finance losses, net	-	-	(41)	(41)
Interest income	-	-	1	1
Interest expense	-	-	(133)	(133)
Segment gain (loss) (i)	932	(488)	(569)	(125)

Consolidated Interim Balance Sheet:
Total segment assets	25,340	14,859	13,265	53,465
Total segment liabilities (current and non-current)	14,040	19,681	2,352	36,073

Second Quarter 2014 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

	Three months ended June 30, 2013
	OnSite Generation	Power Systems	Corporate and Other	Total
Consolidated Interim Statement of Operations and Comprehensive Loss:
Revenues from external customers	$4,844	$4,942	$-	$9,786
Intersegment revenue	7	24	-	31
Gross profit	492	2,258	-	2,750
Selling, general and administrative expenses	787	1,158	2,930	4,875
Research and product development expenses	248	666	12	926
Other finance losses, net	-	-	(1,185)	(1,185)
Interest income	-	-	-	-
Interest expense	-	-	(94)	(94)
Segment gain (loss) (i)	(545)	448	(4,081)	(4,178)

Consolidated Interim Balance Sheet:
Total segment assets	21,707	6,803	11,144	39,654
Total segment liabilities (current and non-current)	10,745	16,740	3,969	31,454

	Six months ended June 30, 2014
	OnSite Generation	Power Systems	Corporate and Other	Total
Consolidated Interim Statement of Operations and Comprehensive Loss:
Revenues from external customers	$13,477	$5,305	$-	$18,782
Intersegment revenue	246	93	-	339
Gross profit	2,914	2,244	-	5,158
Selling, general and administrative expenses	1,665	2,115	2,766	6,546
Research and product development expenses	773	1,051	7	1,831
Other finance losses, net	-	-	(181)	(181)
Interest income	-	-	3	3
Interest expense	-	-	(267)	(267)
Segment gain (loss) (i)	476	(923)	(3,427)	(3,873)

Second Quarter 2014 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

	Six months ended June 30, 2013
	OnSite Generation	Power Systems	Corporate and Other	Total
Consolidated Interim Statement of Operations and Comprehensive Loss:
Revenues from external customers	$11,310	$10,867	$-	$22,177
Intersegment revenue	8	38	-	46
Gross profit	1,963	4,663	-	6,626
Selling, general and administrative expenses	1,613	2,336	4,548	8,497
Research and product development expenses	414	1,354	18	1,786
Other finance losses, net	-	-	(1,536)	(1,536)
Interest income	-	-	7	7
Interest expense	-	-	(186)	(186)
Segment gain (loss) (i)	(65)	971	(6,223)	(5,317)

(i)
Segment loss includes directly attributable selling, general and administrative expenses, research and product development costs, net of associated grants and depreciation of property, plant and equipment and amortization of intangible assets.  It is consistent with the Corporation’s profit or loss before tax expense (income).

Goodwill relating to the Corporation’s OnSite Generation segment at June 30, 2014 was $5,216 (December 31, 2013 - $5,248). OnSite Generation consists of the Corporation’s subsidiary primarily located in Belgium with a functional currency of the euro.  The changes in goodwill are a result of currency fluctuations between the US dollar and the euro.

Note 19. Risk Management Arising From Financial Instruments – Fair Value

Fair value

The carrying value of cash and cash equivalents, restricted cash, accounts receivable, and accounts payable and accrued liabilities (excluding the liabilities relating to the RSUs and DSUs) approximate their fair value given their short-term nature. The carrying value of the non-current liabilities approximates their fair value given the difference between the discount rates used to recognize the liabilities in the consolidated balance sheets and the market rates of interest is insignificant.

Fair value measurements recognized in the balance sheets must be categorized in accordance with the following levels:

(i)	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
(ii)	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);
(iii)	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Corporation has not transferred any financial instruments between Level 1, 2, or 3 of the fair value hierarchy during the six months ended June 30, 2014.